Avenue Therapeutics, Inc.

2 Gansevoort St., 9th Floor

New York, NY 10014

VIA EDGAR

October 5, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jason Drory

Re:	Avenue Therapeutics, Inc. Registration Statement on Form S-1 (Reg. No. 333-267206) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Avenue Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) so that the Registration Statement will be declared effective as of 4:01 p.m. Eastern time, on October 6, 2022, or at such other time as the Company or its outside counsel, McGuireWoods LLP, may request via a telephone call to the staff of the Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with Rakesh Gopalan of McGuireWoods LLP at (704) 343-2275, or in his absence, David Wolpa of McGuireWoods at (704) 343-2185.

Thank you for your assistance in this matter.

Very truly yours,

Avenue Therapeutics, Inc.

/s/ Alexandra MacLean
Name:	Alexandra MacLean
Title:	Chief Executive Officer

cc:	Rakesh Gopalan, McGuireWoods LLP Anthony Basch, Kaufman & Canoles, P.C. Isaac Eide, Aegis Capital Corp.